February 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Karina Dorin

Re:	Northern Star Investment Corp. III

Registration Statement on Form S-1

Filed February 4, 2021, as amended

File No. 333-252728

Dear Ms. Dorin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Northern Star Investment Corp. III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 1, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 300 copies of the Preliminary Prospectus dated February 22, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,
CITIGROUP GLOBAL MARKETS INC. as Representative of the Several Underwriters

By:	/s/ Elinor L. Hoover
Name:	Elinor L. Hoover
Title:	Managing Director